Exhibit 99.1

December 15, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of SEBI (LODR) Regulations, 2015

Pursuant to regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Encl: as above

Registered Office:

Wipro Limited	T : +91 (80) 2844 0011
Doddakannelli	F : +91 (80) 2844 0054
Sarjapur Road	E : info@wipro.com
Bengaluru 560 035	W: wipro.com
India	C : L32102KA1945PLC020800

Wipro to acquire LeanSwift, an Infor Alliance Partner for ERP and e-commerce Solutions

The acquisition will expand the capabilities of Wipro FullStride Cloud Services

New York, USA and Bangalore, India — December 15, 2021: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, today announced that it has signed an agreement to acquire LeanSwift Solutions, a Florida, US headquartered system integrator of Infor Products whose service capabilities include ERP, e-commerce, digital transformation, supply chain, warehouse management systems, business intelligence and integrations.

LeanSwift has development offices across US, Sweden and India and its strong portfolio of clients span multiple industries, including manufacturing, distribution, chemicals, fashion, and food & beverages. Their core business is providing consulting, business solutions and technical services to customers in the Infor space. They have been recognized by Infor as Innovation Partner of the Year – North America in 2020 and with the Innovation Award in 2018.

The acquisition aligns with Wipro’s strategy to invest and expand its cloud transformation business through Wipro FullStride Cloud Services. LeanSwift through its capabilities in both the consulting and implementation space, will complement Wipro’s Infor cloud practice, and will also establish Wipro as a market leader in the Infor industry cloud services. The combined entity will provide Wipro an edge in key transformation deals, especially in the manufacturing and distribution industry, combining Infor CloudSuite and broader cloud-native digital capabilities.

Harish Dwarkanhalli, President – Applications & Data, iDEAS, Wipro Limited said, “We are happy to welcome LeanSwift to the Wipro family. Wipro’s deep domain capabilities and integrated cloud portfolio under Wipro FullStride Cloud Services, combined with LeanSwift’s strong Infor credentials, brings a unique value proposition for our customers to drive digital transformation based on Infor’s industry cloud platforms. This acquisition will establish a strong, industry-focused Infor Practice that will help us win large deals in the Cloud ERP space.”

Anise Madh, Chief Executive Officer, LeanSwift said, “We are very proud of our team and we sincerely thank our customers through this incredible journey. We are very excited to join the Wipro team. Over the last 10 years, LeanSwift has gathered deep functional and technical expertise working across the globe for various customers. We have built value added products and carved a niche for ourselves in the industry as an Infor services specialist. Our complementary capabilities and shared vision will drive change in the industries that we serve, find new growth opportunities for our employees, and help our clients realize value.”

Paul Krebs, CIO and Chief Transformation Officer, Koch Industries said, “Wipro has been one of our strategic partners in our transformation journey leveraging Infor CloudSuite products. I am pleased to learn about their continued investment in the Infor Cloud space. It showcases Wipro’s commitment towards strengthening their Infor capabilities and thereby serving their and Infor’s customers better.”

Deanna Gibbs Lanier, Senior Vice President, Strategy, Growth and Partnerships, Infor said, “Wipro is one of the premier global system integrators in the Infor ecosystem, with a common goal to support customers throughout their business transformation journey. Infor is at the forefront of providing transformational micro-verticalized products and we are experiencing significant traction in this space. We are thrilled that Wipro and LeanSwift are coming together to deliver the best of Infor Solutions to our current customers and new Infor cloud adopters. We look forward to fostering a stronger relationship with Wipro to grow Infor’s presence in the enterprise cloud business, more precisely in manufacturing and distribution industries.”

The acquisition is subject to customary closing conditions and is expected to close before the end of the quarter ending March 31, 2022.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 220,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Media Contact:

Sony Shetty

Wipro Limited

sony.shetty@wipro.com

About LeanSwift Solutions

LeanSwift is a global leader in e-commerce and Mobile solutions for Infor customers in Manufacturing, Distribution, Food & Beverage and Fashion.

LeanSwift has a pool of experts who have been delivering ERP solutions and integrations for over 10 years. They offer customers profitable propositions by streamlining processes, enhance operational performance and provide fit-for-purpose solutions. The core of their business is to provide Business Solutions and Technical Services for Infor products. They have improved business processes for their customers including order entry, supply chain, planning, reporting, finance, analysis etc. by effectively using their experience of implementing more than 500+ projects in this space.

Media Contact:

Anise Madh

CEO, LeanSwift Solutions

anise.madh@leanswift.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	LeanSwift Solutions, Inc. and its subsidiaries (“LeanSwift”)

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired	No

3	Industry of Target entity	Infor implementation services

4	Acquisition objectives

LeanSwift is an Infor Alliance Partner and a system integrator of Infor Products. It has a strong portfolio of clients spanning multiple industries, including manufacturing, distribution, chemicals, fashion, and food & beverages.

LeanSwift through its capabilities in both the consulting and implementation space, will complement Wipro’s Infor cloud practice, and will also establish Wipro as a market leader in the Infor industry cloud services. The combined entity will provide Wipro an edge in key transformation deals, especially in the manufacturing and distribution industry, combining Infor CloudSuite and broader cloud-native digital capabilities.

5	Government & regulatory Approval required	None

6	Time period for completion	The transaction is expected to be completed before the end of the quarter ending March 31, 2022, subject to customary closing conditions.

7	Nature of consideration	Cash

8	Purchase consideration	US$21 Million (United States Dollar Twenty-One Million Only)

9	Shares acquired	100%

10	Target Information

Founded in 2011 and headquartered in Florida, USA, LeanSwift is an Infor Alliance Partner and a system integrator of Infor Products, whose service capabilities include ERP, eCommerce, digital transformation, supply chain, warehouse management systems, business intelligence and integrations.

Last 3 completed years revenues (year ending 31 Dec): 2020: $18.0Mn; 2019: $11.1 Mn; 2018: $11.2Mn.